

November 13, 2014

Via E-mail
Susan M. Cameron
Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

> **Re:** **Reynolds American Inc.**
> **Registration Statement on Form S-4**
> **Filed October 17, 2014**
> **File No. 333-199443**
> **Lorillard, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2014**
> **File No. 001-34097**

Dear Ms. Cameron:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please note that all comments on Lorillard's Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014 must be resolved before we may act on a request for acceleration regarding this registration statement on Form S-4.

2. We note that the RAI shareholders will be asked to approve the RAI share issuance to Lorillard shareholders pursuant to the merger agreement and to British American

Tobacco pursuant to the subscription and support agreement. As a result, it appears that you have combined the two matters in Proposal 1. Please revise to unbundle the RAI Proposal 1 into two separate proposals or advise. Please refer to Exchange Act Rule 14a-4(a)(3). If any of the proposals are mutually conditioned, please revise the proxy statement/prospectus accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Questions and Answers, page 1

3. Please add a question and answer that addresses the material negative factors that the boards considered in connection with the merger.

What are RAI shareholders being asked to vote on?

4. Please explain why the RAI shareholders are not entitled to vote on the divestiture.

Summary, page 15

Interests of Certain Lorillard Directors and Officers, page 23

5. Please revise this section to disclose the amount of total compensation potentially to be received by Lorillard's directors and executive officers in connection with the proposed merger.

Litigation Relating to the Merger, page 27

6. We note the disclosure with respect to the legal proceedings in connection with the merger. Please provide us with copies of any related complaints.

Solicitation of Proxies; Expenses of Solicitation, page 76

7. We note your disclosure here and on page 83 that proxies may be solicited by telephone, e-mail, facsimile or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

RAI Proposal: Approval of the Share Issuance and Lorillard Proposal I, page 85

Background of the Merger, page 86

8. Please refer to the last sentence on page 88 and clarify what other "possible divestiture partners" were considered by the RAI board of directors and explain why the RAI board chose Imperial as the divestiture partner.

9. We note your disclosures on pages 93 and 103 that Lorillard's board of directors considered other alternatives and "the universe of potential strategic partners for Lorillard in the tobacco industry, none of whom was viewed at the time as a likely candidate." Please clarify whether Lorillard received any offers from companies other than RAI and disclose the strategic alternatives to a merger transaction that were discussed on June 12, 2014.

RAI's Reasons for the Merger; Recommendation of the RAI Board of Directors, page 110

10. We note that the RAI board considered other "alternatives reasonably available" to RAI if it did not pursue the merger. Please disclose the alternatives that the RAI board considered in its determination to recommend the merger.

Opinion of RAI's Financial Advisor, page 119

Valuation Analysis With Respect to Lorillard, page 122

Selected Precedent Transactions Analyses, page 123

11. Please provide us with copies of the "board books" and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

12. Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise the table to indicate the purchase price and EBITDA for each precedent transaction in the analysis.

Selected Comparable Company Analyses, page 124

13. Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise to disclose the EBITDA and PE ratios for each of the comparable companies.

Other, page 127

14. Refer to the second and third paragraphs of this section. Please quantify any fees payable to Lazard and its affiliates relating to any material relationship that existed in the last two years between RAI and its affiliates and Lazard and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Barclays and Centerview with respect to Lorillard.

Opinion of Lorillard's Financial Advisors, page 127

Summary of the Financial Analyses of Lorillard's Financial Advisors, page 135

Selected Comparable Company Analysis, page 137

15. Please revise to disclose the P/E and Enterprise Value/EBITDA ratios for each of the comparable companies.

Selected Precedent Transactions Analysis, page 139

16. Please revise the table to disclose the LTM Sales and LTM EBITDA for each precedent transaction.

17. With a view towards revised disclosure, please tell us why none of the transactions announced in the last six years were considered in this precedent transactions analysis.

Discounted Cash Flow Analysis, page 140

18. Please explain why Lorillard's financial advisors selected a range of exit LTM EBITDA multiples of 8.5x to 9.5x.

RAI Unaudited Prospective Financial Information, page 141

19. We note your disclosure in the fifth paragraph that the projections reflect numerous variables and assumptions. Please revise this section to fully describe the key assumptions relied upon by RAI's management in the preparation of the projections so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections.

Certain U.S. Federal Income Tax Consequences of the Merger, page 157

20. Please remove the statement that the tax summary "is for general information only."

The Divestiture, page 193

21. We note that in connection with the divestiture agreement with Imperial Sub, you have entered into, or will enter into a series of agreements including a transition services agreement and a reciprocal manufacturing agreement. We also note from your disclosure on page 207 that the reciprocal manufacturing agreement will extend for a period of two years and each manufacturer will charge the other a fee equal to actual costs of procurement and production, plus ten percent. Please revise the notes to the pro forma financial statements to discuss the nature and significant terms of each of these agreements and to discuss the expected impact of these agreements on RAI's financial

condition and results of operations in future periods. Also, please ensure that the pro forma financial statements include any appropriate adjustments as a result of these agreements, such as any recurring expense to be incurred under the agreements.

RAI Unaudited Pro Forma Condensed Combined Financial Statements, page 211

22. On the pro forma combined statements of income and balance sheet, please consider relabeling the column Pro Forma Adjustments, to instead be, Merger-Related Pro Forma Adjustments Note 3. Also, in light of the fact that Lorillard and RAI shareholders are required to vote on the merger transaction, but not the divestiture, please revise the pro forma financial statements to include a sub-total column adjacent to the merger related pro forma adjustments column which reflects the combined amounts for each line item considering only the merger related pro forma adjustments.

23. We note from your disclosures elsewhere in the filing that no fractional shares of RAI common stock will be issued in connection with the merger and holders of Lorillard common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

24. We note from your disclosures on page 148 and 153 that in connection with the merger and change of control, it appears that certain Lorillard executive officers will be entitled to "golden parachute" compensation. It also appears that the closing of the transactions will trigger the accelerated vesting of unvested equity and equity-based awards under the Lorillard 2008 Plan. In light of the fact that these amounts appear to be directly related to the acquisition transaction, please explain to us how you have considered the accrual of these amounts in your pro forma balance sheet. Also, although the related expense will be a non-recurring expense, we believe that the notes to the pro forma financial statements should disclose that these expenses will be incurred in connection with the transactions.

Note 2 – The Merger, page 218

Merger Purchase Price, page 218

25. Please tell us and disclose the reason the date of October 8, 2014 was chosen to value the stock portion of the merger consideration. In this regard, please note that we believe you should use the most recent stock price at the time of the filing. Also, please include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

26. Please revise to disclose how you arrived at the total pro forma purchase price of $24,673 million shown in the table of preliminary purchase price. In this regard, provide narrative disclosure that based on the 360 million of Lorillard common shares outstanding at June 30, 2014 and the RAI common stock exchange ratio of 0.2909, you plan to issue the former Lorillard stockholders approximately 104,724,000 shares of RAI common stock valued at $60.08 per share for a total stock consideration of approximately $6.3 billion, and plan to pay the former Lorillard stockholders $50.50 in cash per share for an approximate total of $18.2 billion in cash consideration. Also, please disclose how outstanding Lorillard stock options, stock appreciation rights, and restricted stock are considered in the cash consideration. As part of your revised disclosure, consider providing a cross reference to Note 3(k) and disclose in that footnote the number of Lorillard stock options, restricted stock units and restricted stock outstanding that will be converted into RAI common stock.

27. Please revise to disclose the calculation of goodwill in accordance with ASC 805-30-30-1. In this regard, in light of the fact that ASC 805 does not use the allocation concept in the calculation of goodwill, we would expect to see the calculation of goodwill as the excess of the acquisition-date fair value of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with ASC 805. The fair value amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed should also be included as part of this disclosure in accordance with ASC 805-20-50-1.

28. We note that based on a $24.673 billion purchase price, you expect to recognize $24.376 billion of goodwill related to the acquisition of Lorillard and approximately $3.9 billion of other intangible assets. In light of the significant amount of goodwill expected to be recognized, please explain to us how you evaluated this acquisition for the existence of any other intangible assets. Please refer to the guidance in ASC 805-20-55-2 through 805-20-55-51 in your response. As part of your response, please also provide us additional details of how you determined the fair value of the intangible assets recognized.

29. Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See guidance in ASC 805-30-50-1.

30. Refer to adjustment 3(b). Please expand to disclose adjustment amounts to cost of products sold from the LIFO reversal impact of inventory on the statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013 and to disclose how the amounts were calculated or determined.

31. Refer to adjustment 3(d). Please expand the disclosure in the last paragraph regarding the preliminary fair value estimates for the assets held for sale to separately disclose the fair value estimate for the brand Maverick and that for the brand blu.

32. Refer to adjustment 3(f). Please expand the disclosure in the last sentence to identify the entity from which the $7 million of non-recurring expenses are being eliminated from the historical statement of operations for the six months ended June 30, 2014.

33. Refer to adjustment 3(g). Please revise to disclose how you calculated or determined the amount of the interest expense adjustment. Your disclosure should include the interest rates used in the calculation and how you determined the appropriate interest rate.

34. Refer to adjustment 3(h). In the second paragraph where you discuss RAI intentions to finance the cash portion of the merger consideration and related fees and expenses, please provide an estimate of the amounts that will be paid from the sources of available cash, borrowings under the existing credit facility, proceeds from the issuance of debt securities, and proceeds from the divestiture and share purchase. We note your disclosure that you expect to incur $9 billion of new debt under the bridge facility to fund a portion of the cash consideration.

35. Refer to adjustment 3(j). Please disclose the reasons why the July 2, 2014 closing price date of RAI common stock was used to determine the value of the share purchase pursuant to the subscription agreement with BAT and B&W. In addition, please disclose how the total value of $4.7 billion was arrived. In this regard, also disclose the total number of RAI common shares that BAT or B&W will subscribe for and purchase as part of the Share Purchase to maintain its 42% beneficial ownership interest in RAI. We note disclosure in Note 5 that 78,322,000 RAI common shares will be issued to BAT; please describe how the number of shares were determined in relation to the total RAI common shares expected to be issued and outstanding after the merger.

Note 4 – The Divestiture, page 222

36. Similar to your detailed adjustment disclosures in Note 3, please revise and expand Note 4 to provide detailed adjustment explanations of the divestiture for each of the affected line items in the pro forma combined statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 and the pro forma combined balance sheet as of June 30, 2014. Further, we note your disclosure in the fourth paragraph on page 212 that the possible required sale of DORAL as part of the divestiture has not been given effect in the pro forma financial statements. If material, please provide a separate pro forma note that describes the financial statement impact to current assets and liabilities, noncurrent assets and liabilities, shareholders' equity (deficit), net sales, operating income, net income, and basic and diluted per share assuming that DORAL will be subsequently included as part of the divestiture. Please also disclose the

circumstance that would cause DORAL to be included in the divestiture and explain why you have assumed that it will not be included in the divestiture for pro forma purposes.

Age of Financial Statements

37. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, please update the Form S-4 registration statement to include Selected Historical Consolidated Financial Data of RAI and Lorillard, Selected RAI Unaudited Pro Forma Condensed Combined Financial Data, RAI Unaudited Pro Forma Condensed Combined Financial Statements, and other related financial information as of and for the nine months ended September 30, 2014 and 2013, and also specifically incorporate by reference RAI's and Lorillard's September 30, 2014 Quarterly Reports on Form 10-Q.

Part II

Item 22. Undertakings, page II-4

38. Please advise why you have not included an undertaking pursuant to Item 512(e) of Regulation S-K.

Other

39. Please include an organization chart depicting your organizational structure after the consummation of the merger and the divestiture of certain Reynolds American Inc. and Lorillard assets.

Preliminary Proxy Statement on Schedule 14A

General

40. To the extent that our comments on the Form S-4 are applicable to the preliminary proxy statement, please make conforming changes.

Form of Proxy Card

41. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1). Also make corresponding changes to Exhibits 99.1 and 99.2 to the Form S-4 filed by Reynolds American Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Randi C. Lesnick, Esq.
Eric M. Swedenburg, Esq.